Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Zendesk, Inc. 2014 Stock Option and Incentive Plan, the Zendesk, Inc. 2014 Employee Stock Purchase Plan and the Zendesk, Inc. 2009 Stock Option and Grant Plan of Zendesk, Inc. of our report dated February 14, 2014, except for the matters related to the reverse stock-split as described in the fourth paragraph in Note 2, as to which the date is April 21, 2014, with respect to the consolidated financial statements of Zendesk, Inc. for the year ended December 31, 2013 included in its Registration Statement (Form S-1 No. 333-195176) and related Prospectus of Zendesk, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

May 14, 2014